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                        Filed by: Travelers Property Casualty Corp. pursuant to
                        Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                        Subject Company: Travelers Property Casualty Corp. Commission File No.: 1-31266


      This filing contains certain forward-looking information about Travelers Property Casualty Corp. ("Travelers"), The St. Paul Companies, Inc. ("The St. Paul") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

      Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the "SEC") made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers' and The St. Paul's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

      Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers' and The St. Paul's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

      This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
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THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102,
Attention: Investor Relations.

      Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers' directors and executive officers is available in Travelers' proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul's directors and executive officers is available in The St. Paul's proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

      The following is a transcript of a voicemail sent to employees of
Travelers:

                                      # # #

                          TRAVELERS MERGER ANNOUNCEMENT

Good morning, everybody. This is Bob Lipp calling you all to let you know of a very exciting development for our company, that actually is being released to the public this morning.

Yesterday, the St. Paul Companies and Travelers signed a definitive agreement to merge the two companies. This merger will approximately double the size of the Travelers' Commercial business and will position the combined company as the second largest Commercial company in the United States.

Since Personal Lines really exists at Travelers and is not duplicated at St. Paul, we will continue to be the second largest distributor of Personal Lines through independent agents.

Now, details of this transaction are all going to be available on the website this morning. You'll have the press release and the analyst presentation that will be given at 9:00 a.m. Eastern time, and we encourage you all to go through that for more details and information.

Both companies, just to mention a few, are coming together basically on market capitalization; the timing of this transaction is expected to close probably in the second quarter of next year, of `04, because of necessary regulatory approvals.

Now, why are we so excited about this combination and what does it mean for our various publics? In the first place, the combination in the marketplace should be very positive for our agents and their customers. We have a new and improved product line, when you look at both product lines being combined; the emphasis at the St. Paul has been very much in the specialized industry area, and that will combine very well with our more generalized and geographic approach at the Travelers. In addition, the two companies are very complementary in terms of their geographic concentration. We become a real national company through combining the Travelers concentration in the East, Northeast and Mid-Atlantic states, with St. Paul's concentration in the Southeast and in the Midwest. In fact, after this is done, we will be number one in terms of Commercial writing in 22 states in the United States, number two in 13 states, and number three in 8 additional states. A very powerful national franchise.

The financial strengths, as you'll see in the analyst presentation, are very impressive; premium will be approximately $20 billion between the combined companies. That's up from about $13 billion at the Travelers. And
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capitalization, so important in today's marketplace for our agents, the financial strength and stability being $26 billion in combined capital, with about $20 billion of that being in equity.

In addition, we have wonderful combination between the two companies because we both prize the same cultural attributes. What's important in Travelers is the underwriting, the risk-taking, the direct claims activity, the servicing of customers -- in other words, if you do the right thing, you do it properly and you worry about the customers, and you know your numbers, and you're responsible as far as service -- that's the kind of things that is very much consistent with the St. Paul philosophy also.

In addition, they have really, in the last couple of years under Jay Fishman, have really reemphasized what I would suggest are the same areas that are our primary areas of emphasis at Travelers. That's the small, the medium-sized business that plays such a large part at our company. The business strategies are actually very similar in their approach to independent agents and brokers as the primary distributors of the products.

And there's lots of experience, both managements are absolutely first rate, and that's what counts.

And finally, as far as shareholders, and I think as far as employees, we can personally say that it's going to be a very bright future. We're going to be strong, we're really almost, as I say, doubling the size of our Commercial business, we're number two now in the entire United States as far as Commercial business, and number two through independent agents on Personal Lines side, and it should be very positive in terms of future earnings and stability as a company.

By the way, the name of the company will be The St. Paul Travelers Companies, the actual corporate headquarters will be in St. Paul, but the operating headquarters, in a sense, will be both Personal and Commercial Lines will be based in Hartford. And so there presumably will be, I would say, little disruption in terms of the way we are doing business at the present time. And it really is a nice merger in that sense between the two companies.

Let me also mention some of the management changes which, again, you will read about, again, very positive. I'll be working with Jay Fishman. Jay, as many of you know, was with the Travelers and ran the company for several years, and eventually went to St. Paul a couple of years ago to take that company over. Jay will become CEO of the combined company when we come together, I will become the Executive Chairman, and will work very closely with Jay in his executive role. In addition, Chuck Clark, who is currently President of Travelers, will become Vice Chairman of The St. Paul Travelers Companies; Doug Elliott will become Chief Executive Officer of the combined Commercial and Personal business; Mike Miller, who comes from St. Paul, will become Chief Executive Officer of the Specialty business; Marita Zaritus, who is CEO of St. Paul's Commercial insurance operations will become an EVP of the combined company. And also, Brian McLean and Tim Yessman, who was--, Tim was previously at Travelers, many of you know him, will share responsibilities as far as the combined claim operation. And obviously, more announcements to be made later.

So actually, in wrapping up, and I will, I can tell you that we're very excited about this, we think it's going to be a huge plus as far as our agents, and I guess that's really what will be the plus, as far as the success of this company, it takes the Travelers to an entirely new level in terms of size and stability, earnings power and strength, and we think in this day and age in the property and casualty business that's extremely important and very much desired by our agents and, in turn, their customers.

So with that very brief summary, let me say good-bye, and basically, please do make reference over the website to the press release; we intend to have another All Company Call tomorrow, probably around 10:00, and we will get you out on e-mail as to the exact time, at which time we will again discuss, and Jay Fishman will be with us to discuss his plans and thoughts for the entire companies. So with that, congratulations to everybody, I think it's going to be an exciting development for the company, and we will talk to you tomorrow.